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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*

                        First Inter-Bancorp Inc.
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                            (Name of Issuer)
                Common Stock, par value $1.00 per share,
             and Associated Preferred Share Purchase Rights
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                     (Title of Class of Securities)

                                 32054T
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                             (CUSIP Number)

                         James L. Mitchell, Esq.
         Executive Vice President, General Counsel and Secretary
                      First Fidelity Bancorporation
                            550 Broad Street
                        Newark, New Jersey  07102
                             (201) 565-3200
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   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                             August 19, 1994
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         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ](A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               SCHEDULE 13D

CUSIP NO. 32054T                             Page  1  of 4  Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     First Fidelity Bancorporation
     22-2826775
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP             (a) [ ]
                                                                (b) [ ]
3    SEC USE ONLY
4    SOURCE OF FUNDS
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey
NUMBER OF      7    SOLE VOTING POWER
SHARES         0
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH           0
REPORTING
PERSON         9    SOLE DISPOSITIVE POWER
WITH           0

               10   SHARED DISPOSITIVE POWER
               0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0
14   TYPE OF REPORTING PERSON
     HC;CO
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          First Fidelity Bancorporation ("First Fidelity"), a New
Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, hereby amends and supplements its Schedule 13D, originally filed on February 7, 1994 (the "Original Schedule 13D"), with respect to its deemed beneficial ownership of 461,000 shares of Common Stock, par value $1.00 per share ("Common Stock") of First Inter-Bancorp Inc. ("FIBI"), a Delaware corporation as amended by Amendment No. 1, filed on April 21, 1994 with respect to its acquisition of 50,000 shares of Common Stock. Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Original Schedule 13D.

Item 4.        Purpose of Transaction.
          The response set forth in Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

          On August 19, 1994, upon satisfaction or waiver of all conditions specified in the Merger Agreement, the Merger was consummated in accordance with the terms of the Merger Agreement. In connection with the Merger, the Option Agreement was terminated in accordance with its terms. First Fidelity did not exercise any rights to purchase Common Stock pursuant to the Option Agreement.

Item 5.        Interest in Securities of the Issuer.

          The response set forth in Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following:

          In connection with consummation of the Merger on August 19, 1994, the Option was cancelled without having been exercised and the Option Agreement was terminated. In addition, upon consummation of the Merger, in accordance with the terms of the Merger Agreement, all of the Common Stock (other than Common Stock held by Dissenting Stockholders and Common Stock held by First Fidelity (other than in
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a fiduciary capacity or in satisfaction of a debt previously contracted)) was converted into the right to receive Merger Consideration and FIBI is no longer an independent, publicly-traded company. Under the terms of the Merger Agreement all Common Stock held by First Fidelity was cancelled upon consummation of the Merger.
                                 SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  August 22, 1994

                                   FIRST FIDELITY BANCORPORATION



                                   By:  /s/ Wolfgang Schoellkopf
                                   Name:     Wolfgang Schoellkopf
                                   Title:    Vice Chairman and
                                             Chief Financial Office
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